Exhibit 99.23

CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Jessy Thelland, do hereby consent to the filing of the written disclosure regarding:
•the Technical Report for the Lamaque Project, Quebec, Canada, effective December 31, 2021;
•the Lamaque underground mineral reserves and resources;
•the Ormaque underground resources; and
•other information pertaining to these projects
and the use of my name (i) in connection with the preparation and review of the scientific or technical information with respect to properties in Quebec contained in the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Jessy Thelland
Jessy Thelland, géo